THIRD POINT REINSURANCE LTD.
Point House
3 Waterloo Lane
Pembroke HM 08, Bermuda

October 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julia Griffith, Dietrich King

Third Point Reinsurance Ltd.

Registration Statement on Form S-4

(File No. 333-248989)

Dear Ms. Griffith and Mr. King:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 10:00 a.m. (Eastern Time) on October 23, 2020 or as soon as practicable thereafter.

Please contact Eric T. Juergens at (212) 909-6301 or etjuergens@debevoise.com or Steven J. Slutzky at (212) 909-6036 or sjslutzky@debevoise.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Remainder of the page intentionally left blank]

THIRD POINT REINSURANCE LTD.

By:	/s/ Daniel V. Malloy
Name: Daniel V. Malloy
Title: Chief Executive Officer

cc:	Janice Weidenborner, Esq.
Third Point Reinsurance Ltd.
Eric T. Juergens, Steven J. Slutzky and Nicholas F. Potter, Esq.
Debevoise & Plimpton LLP

[Signature Page to Acceleration Request]